RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

RECEIVED

2009 FEB 20 P 12:02

Exemption File No. 82 – 35005

16th February, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter to the Stock Exchanges in India, intimating about the details of pledge of shares made by the Promoter Group of the Company, as per the requirements of the Listing Agreement.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

09045386

Hasit Shukla
President and Company Secretary

Encl: As Above

PROCESSED
MAR 2 2009
THOMSON REUTERS

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

February 16, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sirs,

Subject: Disclosure under Regulation 8A of SEBI (Substantial Acquisition of Shares of Shares and Takeovers) (Amendment) Regulation 2009

We enclose herewith disclosure under Regulation 8A (4) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of pledge of shares of our Company.

The promoter group has pledged 27.23 crore shares of the Company, representing 13.19% of the outstanding share capital, out of a total promoter group holding of 66.12%.

Please acknowledge receipt of the same.

Thanking you,

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Reliance Communications Limited

Encl: as above

ANNEXURE B

REPORTING FORMAT U/R 8A(4) TO BE FILED BY THE COMPANY TO STOCK EXCHANGE

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group by the company to the stock exchange(s) in terms of Regulations 8A(4)of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997)

This report is required to be filed by the company every time when the aggregate quantity of shares pledged by the promoter / every person forming part of promoter group exceeds the limits specified in Regulation 8A(4) during a quarter.

Date of Reporting	FEBRUARY 16, 2009
Name of the company	RELIANCE COMMUNICATIONS LIMITED
Total no. of outstanding shares of the company	2,064,026,881

Name of the entity (I)	A Details of transaction(s)		B Aggregate details after the transaction(s)			
			Total no. of shares held by the entity in the company (IV)	Information on pledge		
	Date of transaction (II)	Number of shares pledged (III)		Total No. of shares pledged (V)	% of total shares pledged to total no. of shares held by the entity in the company (VI) = (V) / (IV)	% of shares pledged to total no. of outstanding shares of the company (VII)
AAA COMMUNICATION PRIVATE LIMITED	N.A.	N.A.	1,308,110,172	272,345,338	20.82%	13.19%
TOTAL	**N.A.**	**N.A.**	**1,308,110,172**	**272,345,338**	**20.82%**	**13.19%**

Notes:

1) "Entity" means "Promoter or every person forming part of the Promoter Group"
2) Details under (A) shall include chronological details of all individual transactions(s) in a quarter which when taken together exceeds the limit specified under Regulation 8A(4) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.
3) Names of the promoter and promoter group shall be the same as appearing in other filings made with stock exchanges.

Reliance Communications Limited

END